Exhibit 12

LORAL SPACE & COMMUNICATIONS LTD., A DEBTOR IN POSSESSION

COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER FIXED CHARGES

	Nine Months Ended
	September 30,

	2004	2003

	(In thousands)
	(Unaudited)
Loss from continuing operations before income taxes, equity income (losses) in affiliates and minority interest	$(157,187)	$(255,628)
Plus fixed charges:
Interest expense	1,725	27,913
Interest component of rent expense(1)	5,991	9,438
Less: capitalized interest	(957)	(10,226)

Earnings available to cover fixed charges	(150,428)	(228,503)
Fixed charges(2)	(7,716)	(44,069)

Deficiency of earnings to cover fixed charges	$(158,144)	$(272,572)

(1)	The interest component of rent expense is deemed to be approximately 25% of total rent expense.

(2)	Fixed charges include the accrual of preferred dividends and interest on unsecured debt obligations (excluding secured bank debt) through July 15, 2003, the date of our Chapter 11 filing. Preferred dividends for the nine months ended September 30, 2003 have not been adjusted for income taxes, due to the composition of the taxing jurisdictions underlying our operations and the resulting impact on our effective tax rate.